Exhibit 99.3

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF OBSIDIAN ENERGY LTD.

NOTICE AND ACCESS NOTIFICATION

You are receiving this notification as Obsidian Energy Ltd. (the “Corporation”) has decided to use the notice and access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer for delivery of meeting materials to beneficial holders of its common shares (“Beneficial Shareholders”) in connection with the annual and special meeting of shareholders of the Corporation to be held on Wednesday, June 16, 2021 (the “Meeting”). Under “notice and access”, Beneficial Shareholders receive a proxy or voting instruction form enabling them to vote on the matters to be considered at the Meeting; however, instead of a paper copy of the notice of Meeting and the Corporation’s Management Proxy Circular in respect thereof (the “Circular” and together with the notice of Meeting, the “Meeting Materials”), Beneficial Shareholders receive this notification with information on how they may access the Meeting Materials electronically. The use of this alternative method of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION:

WHEN:	Wednesday, June 16, 2021, at 9:00 a.m. (Mountain Daylight Time)
WHERE:	Corporate Offices of Obsidian Energy Ltd.

Suite 200, 207 9th Avenue SW Calgary, Alberta

The Company intends to hold its Meeting in person. However, in view of the current and rapidly evolving COVID-19 outbreak, the Company asks that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of the Public Health Agency of Canada (PHAC) (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html). The Company encourages Shareholders not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. Access to the Meeting will, subject to Company’s by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, Company will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.obsidianenergy.com for updated information. If you are planning to attend the Meeting, please check the website one week prior to the meeting date. As always, the Company encourages Shareholders to vote their shares prior to the Meeting.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

Appointment of Auditor: Shareholders will be asked to appoint Ernst & Young LLP as the Corporation’s auditor, at a remuneration to be fixed by the directors of the Corporation. Information respecting the appointment of the auditors may be found under the heading “Matters To Be Acted Upon At The Meeting – Appointment of Auditor” in the Circular.

Election of Directors: Shareholders will be asked to elect eight directors for the ensuing year. Information respecting the election of directors may be found under the heading “Matters To Be Acted Upon At Meeting – Election of Directors of Obsidian Energy” in the Circular.

Executive Compensation: Shareholders will be asked to hold a non-binding vote on the Corporation’s approach to executive compensation, which is more fully described under the heading “Matters To Be Acted Upon At The Meeting – Non-Binding Advisory Vote on Approach to Executive Compensation” in the Circular.

Other Business: Shareholders may be asked to consider other items of business than may be properly brought before the Meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE CIRCULAR PRIOR TO VOTING AS THE CIRCULAR HAS BEEN PREPARED TO HELP YOU MAKE AN INFORMED DECISION.

The Meeting Materials can be viewed online through the Corporation’s profile on www.sedar.com or at the following internet address: www.meetingdocuments.com/ASTca/obe

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial Shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR by:

¡	Calling 1-888-433-6443 (toll free)
¡	Sending an email to: fulfillment@astfinancial.com
¡	Following the instructions at: www.meetingdocuments.com/ASTca/obe

We estimate that your request for Meeting Materials will need to be received on or before June 2, 2021 in order for you to receive your paper copies in advance of the deadline for submission of voting instruction forms in respect of the Meeting and by June 9, 2021 in order for you to receive your paper copies prior to the date of the Meeting.

STRATIFICATION

Paper copies of the Meeting Materials will only be provided to Beneficial Shareholders who: (i) have previously requested paper copies of the Meeting Materials; and (ii) have requested they receive paper materials in accordance with the above.

VOTING

Participants in the Corporation’s Employee Savings Plan and/or Restricted and Performance Share Unit Plan are asked to return their voting instruction form, as applicable, to AST Trust Company (Canada) using one of the following methods by the proxy deposit date noted on your voting instruction form:

INTERNET:	www.astvotemyproxy.com
TELEPHONE:	1-888-489-5760
FACSIMILE:	1-866-781-3111 (North America)

1-416-368-2502 (outside North America)

MAIL:	AST Trust Company (Canada)

P.O. Box 721 Agincourt, Ontario M1S 0A1

Beneficial Shareholders (other than participants in the Corporation’s Employee Savings Plan and/or Restricted and Performance Share Unit Plan). Your broker or agent or intermediary will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

Beneficial Shareholders with questions or wish to obtain further information about notice and access can call AST Trust Company (Canada) toll free at 1-888-433-6443.

PLEASE NOTE: You cannot use this notice to vote. If you request a paper copy of the Meeting Materials, you will not receive a new voting instruction form, so you should retain the voting instruction form accompanying this notice in order to vote.

2